UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

ICTV BRANDS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

44931J 100

(CUSIP Number)

January 23, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44931J 100

1.	NAMES OF REPORTING PERSONS LeoGroup Private Debt Facility, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	5,786,765
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,786,765

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,786,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 2 of 10 Pages

CUSIP No. 44931J 100

1.	NAMES OF REPORTING PERSONS LeoGroup Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	5,786,765
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,786,765

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,786,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 3 of 10 Pages

CUSIP No. 44931J 100

1.	NAMES OF REPORTING PERSONS The Leo Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	5,786,765
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,786,765

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,786,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 4 of 10 Pages

CUSIP No. 44931J 100

1.	NAMES OF REPORTING PERSONS Matthew J. Allain

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	5,786,765
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,786,765

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,786,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Page 5 of 10 Pages

CUSIP No. 44931J 100

Item 1.

(a)	Name of Issuer ICTV Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices
489 Devon Park Drive, Suite 315, Wayne, PA 19087

Item 2.

(a)

Name of Person Filing

This statement is filed by LeoGroup Private Debt Facility, L.P., a Delaware limited partnership (“LeoGroup LP”), LeoGroup Management, LLC, a Delaware limited liability company (“LeoGroup Management”), The Leo Group, LLC, a New Jersey limited liability company (“Leo Group”), and Matthew J. Allain. LeoGroup LP, LeoGroup Management, Leo Group and Mr. Allain are collectively referred to as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, residence

The address of the principal office and principal business address of each of the Reporting Persons is 100 Wood Avenue South, #209, Iselin, NJ 08830.

(c)

Citizenship

LeoGroup is a limited partnership organized under the laws of Delaware.

LeoGroup Management is a limited liability company organized under the laws of Delaware.

Leo Group is a limited liability company organized under the laws of New Jersey.

Matthew J. Allain is a United States citizen.

Title of Class of Securities Common Stock

(e)	CUSIP Number 44931J 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 10 Pages

CUSIP No. 44931J 100

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

LeoGroup LP is the record holder of 5,786,765 shares of common stock. LeoGroup Management is the general partner of LeoGroup LP and Leo Group is the sole member of LeoGroup Management. Mr. Allain is the principal owner of Leo Group and has voting and dispositive power over the shares held by it. As a result, each of the Reporting Persons may be deemed to own the shares held directly by LeoGroup LP and have shared voting and dispositive power over such shares. Each Reporting Person disclaims beneficial ownership of such shares except for the shares, if any, such Reporting Person holds of record.

(b)

Percent of class:

The 5,786,765 shares of common stock represent approximately 14.6% of the Issuer’s outstanding common stock based on 39,666,537 shares of the Issuer’s common stock outstanding as of January 30, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,786,765

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,786,765

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Page 7 of 10 Pages

CUSIP No. 44931J 100

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

Page 8 of 10 Pages

CUSIP No. 44931J 100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017

LeoGroup Private Debt Facility, L.P

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

LeoGroup Management, LLC

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

The Leo Group, LLC

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

/s/ Matthew J. Allain
Matthew J. Allain

Page 9 of 10 Pages

CUSIP No. 44931J 100

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of ICTV Brands Inc.

Dated: January 31, 2017

LeoGroup Private Debt Facility, L.P

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

LeoGroup Management, LLC

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

The Leo Group, LLC

By:	/s/ Matthew J. Allain
Name:	Matthew J. Allain
Title:	Manager

/s/ Matthew J. Allain
Matthew J. Allain

Page 10 of 10 Pages